UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22756								Date examination completed: March 18, 2016
2. State identification Number:
AL	N/A	AK	60078037	AZ	Investor Class: 67179 Advisor Class: N/A	AR	60030170	CA	N/A	CO	2013-52-250
CT	1074239	DE		DC	Investor Class: 60049411 Advisor Class: 60051138	FL		GA	SCMF049318	HI	N/A
ID	71362	IL	60027229	IN	13-0029IC	IA	Investor Class: i-85414 Advisor Class: I-86484	KS	2013S0001256	KY	Investor Class: 60027110 Advisor Class: 60026499
LA	N/A	ME	Investor Class: N/A Advisor Class: 10039551	MD	Investor Class: SM20130318 Advisor Class: SM20132181	MA	Investor Class: N/A Advisor Class: 60152003	MI	Investor Class: 969530 Advisor Class: 971410	MN	N/A
MS	Investor Class: 60064906 Advisor Class: 60064905	MO	R2013-394	MT	Investor Class: 85832 Advisor Class: N/A	NE	Investor Class: 88251 Advisor Class: 95629	NV	N/A	NH	Investor Class: N/A Advisor Class: MF13-0084606
NJ	Investor Class: mf-12155 Advisor Class: MF-12940	NM	Investor Class: 44398 Advisor Class: 46083	NY	S33-30-88	NC	52726	ND	Investor Class: N/A Advisor Class: BV747	OH	Investor Class: 86584 Advisor Class: 13497342
OK	Investor Class: IC 2212299 Advisor Class: IC 2214397	OR	2013-1759	PA	2013-02-070MF	RI		SC	MF20045	SD	Investor Class: 61143 Advisor Class: 59808
TN	Investor Class: M13-0635 Advisor Class: M13-2213	TX	Investor Class: C 103170 Advisor Class: C 105075	UT	Investor Class: 007-2803-42 Advisor Class: 007-2803-55	VT	Investor Class: 4/09/13-13 Advisor Class: 07/31/13-01	VA	183038	WA	Investor Class: 60063839 Advisor Class: 60065672
WV	Investor Class: 81150 Advisor Class: N/A	WI	Investor Class: 00675871 Advisor Class: 00679648	WY	27623	PUERTO RICO					N/A
Other (specify):
3. Exact name of investment company as specified in registration statement: OnTrack Core Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

March 18, 2016

We, as members of management of the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of December 31, 2015, and from June 30, 2015, through December 31, 2015.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of December 31, 2015, and from June 30, 2015, through December 31, 2015, with respect to securities reflected in the investment account of the Fund.

OnTrack Core Fund

/s/ Catherine Ayers-Rigsby .

Principal Executive Officer

/s/ Kevin Wolf .

Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of December 31, 2015. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2015, and with respect to agreement of security purchases and sales, for the period from June 30, 2015 (the date of our last examination), through December 31, 2015:

  Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC and U.S. Bank, N.A (the “Custodian”).

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Fund and the Custodian.

  Agreement of five security purchases and five security sales or maturities for the Fund since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2015, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN FUND AUDIT SERVICES, LTD.

Cleveland, Ohio

March 18, 2016